NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of Registrant: Verizon Communications Inc

Name of Person Relying on Exemption: Trillium Asset Management, LLC

Address of Person Relying on Exemption: Trillium Asset Management, LLC, 60 South Street, Suite 1100, Boston, MA 02111

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

April 3, 2023

Verizon Communications Inc.

Item 6 - Cease Political Spending

Item 6, filed by the Trillium Asset Management ESG Global Equity Fund, asks Verizon’s board of directors to adopt a policy prohibiting political and electioneering expenditures. For the following reasons we encourage Verizon shareholders to support this shareholder proposal.

Corporate political spending has been a topic of controversy for many years. While some argue that it is necessary for companies to engage in political donations to protect their interests, we believe that it can be detrimental to both the company and the broader economy. One study found that corporate political activity in the form of lobbying and PAC spending by S&P 500 companies was strongly and negatively related to company value.1 This suggests that ceasing political spending does not necessarily put a company at a competitive disadvantage.

While each have their own reasons, the following 20 companies2 have prohibited all political spending:

Accenture Assurant Automatic Data Processing Boeing DuPont de Nemours Goldman Sachs Group MSCI	Northrop Grumman Schlumberger Ulta Beauty Welltower Hess International Business Machines Nielsen Holdings	Nvidia United Rentals Mettler-Toledo International Ralph Lauren Verisign Waters

Verizon’s statement of opposition essentially argues that it must make political contributions to be able to advocate for public policies and to stop would put it at a severe disadvantage. However, Verizon fails to provide any supporting evidence for this position and fails to directly respond to the primary points of the shareholder proposal. Specifically,

1.	Verizon does not argue that its political contributions reflect the diverse preferences and views of its stakeholders.

2.	Verizon does not provide data to show that its political contributions create economic value for the company or its shareholders.

3.	Verizon merely asserts that ceasing political contributions be put at a disadvantage but provides no evidence to support this claim.

Finally, we believe that widely diversified and indexed investors have a compelling interest in the health and wellbeing of American democracy. As the chief economics commentator for the Financial Times and the author of the recent book The Crisis of Democratic Capitalism argued, capitalism cannot survive without democracy.3 Corporate political spending, which we believe is lacking in stakeholder legitimacy, economic justification, or evidence of effectiveness, and all the while presenting reputational headaches, appears to be contrary to the well-functioning democracy that we need.

We therefore urge Verizon shareholders to vote FOR Item 6.

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1 https://hbr.org/2022/01/corporate-political-spending-is-bad-business

2 https://www.politicalaccountability.net/wp-content/uploads/2022/10/2022-CPA-Zicklin-Index.pdf

3 https://www.rnz.co.nz/national/programmes/afternoons/audio/2018880611/new-book-examines-crisis-of-democratic-capitalism

For questions regarding Item 6, please contact: Jonas Kron, Chief Advocacy Officer of Trillium Asset Management at jkron@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Verizon Communications Inc instructions.